Exhibit 99.2

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 29, 2018

FAIRFAX ANNOUNCES EARLY REDEMPTION OF NOTES DUE JUNE 22, 2020

Toronto, Ontario (March 29, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that, on April 30, 2018, it is redeeming all of its outstanding 7.25% Senior Notes due June 22, 2020 (the “Notes”) at a redemption price of 109.101% of the principal amount of the Notes plus accrued and unpaid interest, if any. There is approximately C$267.3 million principal amount of Notes currently outstanding.

Questions on the redemption may be directed to BNY Trust Company of Canada, as Canadian Trustee, as follows:

BNY Trust Company of Canada
1 York Street, 6th Floor
Toronto, ON M5J 0B6
Direct Dial: (416) 933-8500 | Facsimile: (416) 360-1711

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at
(416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946